Exhibit 99.1

ProQR Announces Annual General Meeting of Shareholders and Provides Leadership Updates

•	Annual General Meeting of Shareholders to be held on June 30, 2022

•	René Beukema joins management team as Chief Corporate Development Officer and General Counsel and is nominated to Management Board

•	Gerard Platenburg to assume Chief Scientific Officer role, with leadership oversight of Axiomer® RNA-editing platform technology

•	John Maraganore, PhD, former Founding CEO of Alnylam Pharmaceuticals, extends commitment as a strategic advisor to the Supervisory Board

•	Smital Shah, Chief Business and Financial Officer, to leave the Company as part of planned transition at the end of 2022; search has been initiated for a new Chief Financial Officer

LEIDEN, Netherlands & CAMBRIDGE, Mass., June 1, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies, today announced that its 2022 Annual General Meeting of Shareholders will take place on Thursday, June 30, 2022 at 14:00 CET (08:00 EDT) via videoconference (the “AGM”).

The Company also announced the following updates to its leadership.

•	ProQR has appointed René Beukema as a member of the management team in the role of Chief Corporate Development Officer and General Counsel. Mr. Beukema is also nominated to join the Management Board, subject to approval by shareholders at the AGM. Mr. Beukema is a seasoned M&A and equity capital markets executive and an experienced corporate lawyer who previously served as the Company's Chief Corporate Development Officer and General Counsel from September 2013 to December 2018. Most recently, he has been General Counsel & Chief Corporate Development at Frame Cancer Therapeutics. Prior to his initial tenure at the Company, Mr. Beukema served as General Counsel and Corporate Secretary of Crucell N.V. for twelve years, following his positions as Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm from 2011 to 2012 and is co-founder and advisor of Mytomorrows N.V., a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a master's degree in Dutch law from the University of Amsterdam.

•	Gerard Platenburg has assumed the role of Chief Scientific Officer, where he will continue to provide strategic oversight of ProQR’s proprietary Axiomer RNA-editing platform technology. He is the scientific co-founder of ProQR and previously served as ProQR’s Chief Innovation Officer from 2014 to 2022.

•	John Maraganore, PhD, a biopharma industry leader and the former founding CEO of Alnylam Pharmaceuticals, will extend his commitment as a strategic advisor to the Supervisory Board. Dr. Maraganore previously joined the Company in March 2022 as a strategic advisor to help it define an updated strategic focus. Going forward, Dr. Maraganore will join all Supervisory Board meetings to guide the Company in rolling out the new strategy, including further building out the Company’s Axiomer RNA-editing technology as a value-generating platform.

•	Smital Shah, Chief Business and Financial Officer, will be leaving the Company and a search has been initiated for a Chief Financial Officer. As part of the planned transition, Ms. Shah will depart ProQR at the end of 2022.

“I am pleased to be working alongside René, Gerard, and with John in these capacities to execute on the strategy we set forth in April,” said Daniel A. de Boer, Founder and CEO of ProQR Therapeutics. “With the benefit of the collective experience from this team, including René’s corporate development focus, Gerard’s scientific leadership and RNA expertise, and leveraging John’s experience in building Alnylam, we are driving our strategy of accelerating our Axiomer RNA-base editing platform technology, and also focusing on a select pipeline of RNA therapies for inherited retinal diseases.”

De Boer added, “We are extremely grateful for the leadership Smital has provided to put us in a strong financial position to deliver on our commitment to advance RNA therapies for diseases with high unmet need. I am pleased to continue working with her as she moves to transition from the Company at the end of 2022 and I want to thank her for her tremendous contributions toward our mission during her tenure.”

Annual General Meeting of Shareholders

All relevant documents and information for the AGM, including the notice and agenda, are or will be made available in the “Investors & Media” section of ProQR’s website (www.proqr.com) under “Financial Information”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders that wish to attend the videoconference should register as described in the notice and agenda, after which they will receive login details for the videoconference.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR (adenosine deaminase acting on RNA) to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for genetic diseases. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the potential of our technologies and platforms (including Axiomer®) statements regarding our pipeline of programs targeting inherited retinal dystrophies and our updated strategic plans and the intended benefits thereof. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the ongoing COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for later data to alter initial and preliminary results of early-stage clinical trials, including as a result of differences in the trial designs and protocols across different trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the outcomes of our planned interactions with regulatory authorities; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657

robert.stanislaro@fticonsulting.com